SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Thomson

(Name of Subject Company (Issuer))

Thomson

(Name of Filing Person (Offeror))

Options Under Thomson’s December 18, 2000 and October 12, 2001 Stock Option Plans to

Purchase Ordinary Shares, Par Value €3.75 Per Share, of Thomson

(Title of Class of Securities)

ISIN No. FR0000184533

(CUSIP Number of Class of Securities)

(Underlying Shares)

Frank E. Dangeard

Chief Executive Officer

Thomson

46 quai Alphonse LeGallo

92648 Boulogne Cedex

France

+33 (0)1 41 86 50 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Nikolaos G. Andronikos

Sullivan & Cromwell LLP

24 rue Jean Goujon

75008 Paris

France

+33 1.73.04.10.00

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$24,843,364	$3,148

*	Estimated for purposes of calculating the filing fee only. This amount assumes that options held by eligible employees to purchase 4,397,400 ordinary shares having an aggregate value of $24,843,364 as of October 20, 2004 will be exchanged in this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The exchange rate used to convert the value of the transaction in euro to U.S. dollars for purposes of calculating the filing fee is U.S. $1.27 = €1.00, the Federal Reserve Noon Buying Rate on October 20, 2004.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing party:

Date filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated October 25, 2004 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Thomson, a French corporation (société anonyme) (the “Company”), the address of its principal executive offices is 46, quai Alphonse Le Gallo, 92100 Boulogne-Billancourt, France, and its telephone number is +33 (0)1 41 86 50 00. The information set forth in the Offer to Exchange under Section 9 (“Information About Thomson”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees who have been conditionally granted new options to purchase ordinary shares of the Company, par value €3.75 per share (“Shares”), under the Company’s September 22, 2004 Stock Option Plan (the “New Options”) subject to exchanging for those New Options their existing options outstanding under the Company’s December 18, 2000 Stock Option Plan and the Company’s October 12, 2001 Stock Option Plan upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letters and attached election form/transmittal letter (the “Election Form” and, together with the related cover letters and Offer to Exchange, as they may be amended from time to time, the “offer”), attached hereto as Exhibit (a)(1)(iii). The options under the December 18, 2000 Stock Option Plan have an exercise price of €55.90, and the options under the October 12, 2001 Stock Option Plan have an exercise price of €31.50. In the aggregate, there are 4,397,400 Shares underlying the options subject to in this offer. The number of New Options (and Shares for which they are exercisable) being offered to each eligible option holder and the proportion they bear to that option holder’s existing options under the December 18, 2000 Stock Option Plan and the October 12, 2001 Stock Option Plan varies individually among eligible option holders; the exact number of options that an eligible option holder has now and that he or she would have if he or she accepted the offer will be set forth in that eligible option holder’s Election Form. The information set forth in the Offer to Exchange under “Summary Term Sheet”, Section 1 (“Number of Options; Vesting Period and Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Awarding of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) There is no established trading market for the subject options described in Item 2(b) above, which are not transferable. The information set forth in the Offer to Exchange under Section 7 (“Price Range of our Shares/American Depositary Receipts”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Vesting Period and Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Awarding of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Existing Options Relinquished in Exchange for New Options; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal and

French Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference. The Regulations of the December 18, 2000 Stock Option Plan and the October 12, 2001 Stock Option Plan are attached hereto as Exhibits (d)(1) and (d)(2), respectively, and contain information regarding the subject securities. The Regulation of the September 22, 2004 Stock Option Plan is attached hereto as Exhibit (d)(3) and contains information regarding the New Options.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Awarding of New Options”) and Section 11 (“Status of Existing Options Relinquished in Exchange for New Options; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Not applicable in respect of the Company as both Filing Person and Subject Company. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) and Schedule A (“Information About the Directors and Executive Officers of Thomson”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) Not applicable. The Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2003, including its audited consolidated financial statements for the three years ended December 31, 2003, the Company’s Report of Foreign Private Issuer on Form 6-K of August 4, 2004, including its consolidated financial statements for the six months ended June 30, 2004, and the Company’s Report of Foreign Private Issuer on Form 6-K of October 21, 2004, comprising its unaudited consolidated sales for the three months ended September 30, 2004, have each been incorporated by reference into the Company’s Registration Statement on Form S-8 under which the New Options and the Shares for which they are exercisable have been registered on the date hereof for purpose of offers and sales of those securities in the United States. (The New Options have been registered to the extent that Section 3(a)(9) of the Securities Act of 1933 may be deemed not to be available.)

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits

(a) (1)	(i) Offer to Exchange, dated October 25, 2004 (furnished to eligible employees located in the United States).

(ii)	Information for Holders of Outstanding Options under Thomson’s December 18, 2000 and October 12, 2001 Stock Option Plans Required to Relinquish them in Order to Receive New Options under the September 22, 2004 Stock Option Plan, dated October 25, 2004 (furnished to eligible employees located in countries outside the United States).

(iii)	Form of Chairman Cover Letter and Form of Informational Cover Letter to eligible employees with attached Form of Election Form (the Form of Election Form also constitutes translation of the document furnished in French to eligible employees in France).

(iv)	Form of Notice of Change in Election From Accept to Reject (also constitutes translation of the document furnished in French to eligible employees in France).

(v)	Form of Notice of Change in Election From Reject to Accept (also constitutes translation of the document furnished in French to eligible employees in France).

(vi)	Confirmation of Grant of Options (also constitutes translation of the document furnished in French to eligible employees in France).

(vii)	Confirmation of Rejection of Options (also constitutes translation of the document furnished in French to eligible employees in France).

(a) (2)	None.

(a) (3)	Not applicable.

(a) (4)	Section 10(a) prospectus forming part of the Company’s Registration Statement on Form S-8 under which the New Options and the Shares for which they are exercisable have been registered on the date hereof for purposes of offers and sales of these securities in the United States. This prospectus is constituted by the following documents, which are incorporated herein by reference:

(i)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (U.S. Residents), including the statement of availability of registrant information and other information required by Item 2 of Form S-8. (Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2004.)

(ii)	Thomson’s Annual Report on Form 20-F for its fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on June 29, 2004 (incorporated in the Company’s Registration Statement on Form S-8 and herein by reference).

(iii)	Thomson’s Reports on Form 6-K furnished to the Securities and Exchange Commission on July 23, 2004, August 4, 2004 and October 21, 2004 (incorporated in the Company’s Registration Statement on Form S-8 and herein by reference).

(a) (5)	(i) Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (French Residents, English translation)

(ii) Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (Non-French Residents, excluding the United States)

(b) Not applicable.

(d)

(1)    Regulation of Thomson’s December 18, 2000 Stock Option Plan. Exhibit 4.3 to the Company’s Registration State\ment on Form S-8 filed with the Securities and Exchange Commission on February 20, 2001 and incorporated herein by reference.

(2)    Regulation of Thomson’s October 12, 2001 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 20, 2001 and incorporated herein by reference.

(3)    Regulation of Thomson’s September 22, 2004 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2004 and incorporated herein by reference.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THOMSON

/s/ FRANK E. DANGEARD
Frank E. Dangeard
Chief Executive Officer

Date: October 25, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange, dated October 25, 2004 (furnished to eligible employees located in the United States).

(a)(1)(ii)	Information for Holders of Outstanding Options under Thomson’s December 18, 2000 and October 12, 2001 Stock Option Plans Required to Relinquish them in Order to Receive New Options under the September 22, 2004 Stock Option Plan, dated October 25, 2004 (furnished to eligible employees located in countries outside the United States).

(a)(1)(iii)	Form of Chairman Cover Letter and Form of Informational Cover Letter to eligible employees with attached Form of Election Form (the Form of Election Form also constitutes translation of the document furnished in French to eligible employees in France).

(a)(1)(iv)	Form of Notice of Change in Election From Accept to Reject (also constitutes translation of the document furnished in French to eligible employees in France).

(a)(1)(v)	Form of Notice of Change in Election From Reject to Accept (also constitutes translation of the document furnished in French to eligible employees in France).

(a)(1)(vi)	Confirmation of Grant of Options (also constitutes translation of the document furnished in French to eligible employees in France).

(a)(1)(vii)	Confirmation of Rejection of Options (also constitutes translation of the document furnished in French to eligible employees in France).

(a)(4)	Section 10(a) prospectus forming part of the Company’s Registration Statement on Form S-8 under which the New Options and the Shares for which they are exercisable have been registered on the date hereof for purposes of offers and sales of these securities in the United States. This prospectus is constituted by the following documents, which are incorporated herein by reference:

(a)(4)(i)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (U.S. Residents), including the statement of availability of registrant information and other information required by Item 2 of Form S-8. (Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2004.)

(a)(4)(ii)	Thomson’s Annual Report on Form 20-F for its fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on June 29, 2004 (incorporated in the Company’s Registration Statement on Form S-8 and herein by reference).

(a)(4)(iii)	Thomson’s Reports on Form 6-K furnished to the Securities and Exchange Commission on July 23, 2004, August 4, 2004 and October 21, 2004 (incorporated in the Company’s Registration Statement on Form S-8 and herein by reference).

(a)(5)(i)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (French Residents, English translation)

(a)(5)(ii)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (Non-French Residents, excluding the United States)

(d)(1)	Regulation of Thomson’s December 18, 2000 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 20, 2001 and incorporated herein by reference.

(d)(2)	Regulation of Thomson’s October 12, 2001 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 20, 2001 and incorporated herein by reference.

(d)(3)	Regulation of Thomson’s September 22, 2004 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2004 and incorporated herein by reference.